July 5, 2018

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Esq.
Branch Chief
Office of Electronics and Machinery

Re:	Cemtrex, Inc.
Registration Statement on Form S-3
Filed April 20, 2018
File No. 333-224379

Ladies and Gentlemen:

On behalf of Cemtrex, Inc., a Delaware corporation (“Cemtrex”), this letter responds to the two related comments received from the staff of the Securities and Exchange Commission by letter dated May 8, 2018, with respect to Cemtrex’s Registration Statement on Form S-3 (Registration No. 333-224379).

Incorporation of Certain Documents by Reference, page 7

1. In your Form 10-K for the fiscal year ended September 30, 2017, which you incorporate by reference into this filing, we note that Bharat Parikh & Associates did not audit the financial statements of Advanced Industrial Services, Inc. and their opinion, insofar as it relates to the amounts included for that subsidiary, is based solely on the report of the other auditors. Please amend your Form 10-K to include the report of the other auditors as required by Rule 2-05 of Regulation S-X. In addition, revise this filing to include a consent from the other auditors for the use of their report and any references to them in the expert section.

Response:

As discussed with the staff, Cemtrex hereby proposes to resolve the issue presented by the “other auditor” by filing an amendment to each of its annual reports for the fiscal years ended September 30, 2017 and September 30, 2016 that includes the report of Cemtrex’s then principal independent registered public accounting firm Bharat Parikh & Associates Chartered Accountants (“Bharat”) relating to the consolidated financial statements of Cemtrex and its subsidiaries, without “carving-out” Cemtrex’s wholly-owned subsidiary, Advanced Industrial Services, Inc. (“AIS”).

July 5, 2018

In this regard, Cemtrex has been advised by Bharat that it performed sufficient auditing services of AIS -- both through fieldwork at AIS’s offices and plant, and review of AIS’s accounting books and records – to assume responsibility for the audit of AIS. Bharat also informed Cemtrex that it conferred with Stambaugh Ness, P.C., the other auditor, on its findings and reviewed such other auditor’s working papers. Cemtrex has been further advised that Bharat, notwithstanding this work, determined to rely on the separate audit report of Stambaugh Ness because such other auditor had been specifically requested to perform a formal audit by Fulton Bank, N.A., AIS’s local bank from which Cemtrex received financing for its acquisition of AIS.

Exhibit 23.1

2. File a consent that does not contain the limitations in the second paragraph. Also file your auditor’s consent to being named in your registration statement.

Response:

As requested by the staff, promptly following the filing of Form 10-K amendments as noted above, Cemtrex will file an amended Form S-3 that includes Bharat’s consent to incorporate by reference its revised reports contained in the Form 10-Ks (as amended). The consent will include its consent to the reference to such firm under the caption “Experts” in the Form S-3 and the limitation in the second paragraph of the consent will be omitted.

Should any member of the SEC’s staff have any questions concerning the foregoing matters, please do not hesitate to contact Aron Govil, Executive Director of Cemtrex, at (631) 756-9116, or me at (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Caleb French, Esq.
Ms. Kristin Lochhead
Mr. Brian Cascio
Mr. Aron Govil
Mr. Saagar Govil